UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Website Pros, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

94769V 10 5

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 94769V 10 5

1.	Names of Reporting Persons David L. Brown

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,469,308(1)

	6.	Shared Voting Power 36,550(2)

	7.	Sole Dispositive Power 1,469,308(1)

	8.	Shared Dispositive Power 36,550(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,505,858

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.2%

12.	Type of Reporting Person (See Instructions) IN

(1)      Consists of 25,941 shares of common stock held by Mr. Brown and 1,443,367 shares of common stock issuable upon exercise of options exercisable within 60 days after December 31, 2007.

(2)      Consists of 36,414 shares of common stock held by Atlantic Teleservices, L.P, 68 shares of common stock held by Mr. Brown’s spouse and 68 shares of common stock held by Mr. Brown’s son.  Mr. Brown is a member of CIMC Atlantic II, LLC, which is the general partner of Atlantic Teleservices, L.P.  Mr. Brown shares voting and investment power with respect to these shares with Alton G. Keel, Jr.

Item 1.
	(a)	Name of Issuer Website Pros, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 12735 Gran Bay Parkway West, Building 200 Jacksonville, Florida 32258

Item 2.
	(a)	Name of Person Filing This Amendment No. 2 to Schedule 13G is being filed by David L. Brown.
	(b)	Address of Principal Business Office or, if none, Residence 12735 Gran Bay Parkway West, Building 200 Jacksonville, Florida 32258
	(c)	Citizenship Mr. Brown is a citizen of the United States.
	(d)	Title of Class of Securities Common stock, $.001 par value per share
	(e)	CUSIP Number 94769V 10 5

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 1,505,858
(b) Percent of class: 5.2%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 1,469,308
(ii) Shared power to vote or to direct the vote 36,550
(iii) Sole power to dispose or to direct the disposition of 1,469,308
(iv) Shared power to dispose or to direct the disposition of 36,550

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2008
Date
/s/ David L. Brown
Signature
David L. Brown
Name/Title